Exhibit 99.1
CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
13640 BRIARWICK DRIVE, SUITE 100    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1106    FORT WORTH, TEXAS 76102-4987    HOUSTON, TEXAS 77002-5008
512-249-7000    817- 336-2461    713-651-9944
www.cgaus.com

February 11, 2019

Robert Anderson
President
Earthstone Energy, Inc.
1400 Woodloch Forest Dr., Suite 300
The Woodlands, Texas 77380
Re:    Evaluation Summary
Earthstone Energy, Inc. Interests
Total Proved Reserves
Certain Properties in Texas
As of December 31, 2018

Pursuant to the Guidelines of the Securities and
Exchange Commission for Reporting Corporate
Reserves and Future Net Revenue
Dear Mr. Anderson:

As you have requested, this report was completed on February 11, 2019 for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the Earthstone Energy, Inc. (“Earthstone”) interests. This report covers all of Earthstone’s proved reserves. We evaluated 100% of Earthstone’s reserves, which are made up of oil and gas properties in various counties within the State of Texas. This report utilized an effective date of December 31, 2018, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (“SEC”). This report was prepared for the inclusion as an exhibit in a filing made with the SEC. The results of this evaluation are presented in the accompanying tabulation, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	- Mbbl	13,916.8	408.3	14,325.1	44,708.9	59,034.0
Gas	- MMcf	25,063.3	1,046.9	26,110.2	87,107.0	113,217.3
NGL	- Mbbl	4,774.5	194.6	4,969.2	15,974.4	20,943.6
Net Revenue
Oil	- M$	871,700.6	24,818.3	896,518.9	2,735,179.8	3,631,698.3
Gas	- M$	56,634.0	2,171.2	58,805.2	185,868.7	244,673.9
NGL	- M$	137,193.9	5,755.8	142,949.7	460,434.9	603,384.6
Severance Taxes	- M$	54,635.3	1,736.2	56,371.5	174,291.0	230,662.5
Ad Valorem Taxes	- M$	20,010.2	652.3	20,662.5	61,796.9	82,459.4
Operating Expenses	- M$	204,924.0	4,059.5	208,983.5	329,957.5	538,941.0
Other Deductions	- M$	42,432.6	1,317.9	43,750.5	109,618.9	153,369.4
Abandonment Costs	- M$	4,143.4	75.6	4,219.1	3,480.0	7,699.1
Investments	- M$	0.0	406.9	406.9	963,129.4	963,536.1
Future Net Cash Flow (BFIT)	- M$	739,383.2	24,496.9	763,879.8	1,739,209.9	2,503,089.3
Discounted @ 10%	- M$	421,105.8	14,630.7	435,736.4	572,763.6	1,008,500.1

Earthstone Energy, Inc. Interests
February 11, 2019

The discounted future net cash flow shown above should not be construed to represent an estimate of the fair market value of the reserves by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the reserves.

The oil reserves include oil and condensate. Oil volumes and NGL volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing
As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2018 were $65.56/BBL and $3.100/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) during 2018 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2018. NGL prices were adjusted on a per-property basis and averaged 43.9% of the net oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $61.52 per barrel for oil, $2.16 per MCF for natural gas and $28.81 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Capital, Expenses and Taxes
Capital expenditures, lease operating expenses and Ad Valorem tax values were forecast as provided by Earthstone. As you explained, the capital costs were based on the most current estimates, lease operating expenses were based on the analysis of historical actual expenses, operating overhead is included for non-operated properties and no credit or deduction is made for producing overhead paid to the company by other owners of the operated properties. Capital costs and lease operating expenses were held constant in accordance with SEC guidelines. Severance tax rates were applied at normal state percentages of oil and gas revenue. Severance Tax rates in certain instances, where authorized by taxing authorities, have severance tax abatements and were provided by your office and applied when appropriate.

SEC Conformance and Regulations
The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Federal, state, and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Earthstone Energy, Inc. Interests
February 11, 2019

This evaluation includes 182 proved undeveloped locations, all of which are commercial using required SEC pricing. Each of these commercial drilling locations proposed as part of Earthstone’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Earthstone has indicated it has every intent to complete this development plan as scheduled.  Furthermore, Earthstone has demonstrated that it has adequate company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserve Estimation Methods
The methods employed in estimating reserves are described on page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Miscellaneous
An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. Further, the net cost of plugging and the salvage value of equipment at abandonment have been included herein.

The reserve estimates and forecasts were based upon interpretations of data furnished by Earthstone and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were furnished by Earthstone. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Earthstone Energy, Inc. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

Earthstone Energy, Inc. Interests
February 11, 2019

W. TODD BROOKER, P.E.
PRESIDENT

ROBERT P. BERGERON, JR., P.E.
RESERVOIR ENGINEER